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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                          STEEL OF WEST VIRGINIA, INC.
                           (NAME OF SUBJECT COMPANY)

                          STEEL OF WEST VIRGINIA, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                 COMPANY COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   858154107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                TIMOTHY R. DUKE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           17TH STREET AND 2ND AVENUE
                        HUNTINGTON, WEST VIRGINIA 25703
                                 (304) 696-8200
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
 AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING
                                   STATEMENT)

                               ----------------

                                WITH A COPY TO:

                             JAMES D. EPSTEIN, ESQ.
                              PEPPER HAMILTON LLP
                             3000 TWO LOGAN SQUARE
                             PHILADELPHIA, PA 19103
                                 (215) 981-4000

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

  This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 dated November 17, 1998 (the "Schedule 14D-9"), filed by Steel of West Virginia, Inc., a Delaware corporation (the "Company"), in connection with the tender offer by SWVA Acquisition, Inc., a Virginia corporation (the "Purchaser") and a wholly-owned subsidiary of Roanoke Electric Steel Corporation, a Virginia corporation (the "Parent"), to purchase all of the issued and outstanding shares of Company common stock, par value $.01 per share (the "Common Stock" or the "Shares"), and the associated rights to purchase Common Stock (the "Rights") issued pursuant to the Rights Agreement, dated as of March 19, 1997, between the Company and Continental Stock Transfer and Trust Company, as Rights Agent, as amended on November 10, 1998 (the "Rights Agreement"), at a price per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 1998, as supplemented by the Supplement to Offer to Purchase dated December 3, 1998, and as may hereafter be amended or supplemented (the "Offer to Purchase"), and in the Letter of Transmittal (which collectively constitutes the "Offer"). Unless the context otherwise requires, all references herein to Shares include the associated Rights.

  This Amendment No. 1 should be read in conjunction with the Schedule 14D-9. Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

  The following information is added as a new paragraph at the end of Item 3 of the Schedule 14D-9 and amends and supplements the information set forth therein:

    On November 24, 1998, the waiting period under the HSR Act was terminated with respect to the Offer and the Merger.

ITEM 4. SOLICITATION AND RECOMMENDATION.

  The following information amends and restates the information set forth in section (b) of Item 4 of the Schedule 14D-9:

  (b) BACKGROUND; REASONS FOR THE COMPANY BOARD'S RECOMMENDATION

  Set forth below is a chronology of events and a description of contacts between representatives of the Company and the Parent. The description of certain meetings of the Parent's Board of Directors has been supplied by the Parent.

  Over the past few years, the Board has actively studied the current and future state of the Company's business, strategic position, and long-term prospects, including a review of its strategic alternatives to increase shareholder value.

  In early January, 1997, CPT Holdings, Inc. ("CPT") advised Robert L. Bunting, Jr., then Chief Executive Officer and Chairman of the Company, that it was making an unsolicited offer to acquire the Company for a price of $9.00 per Share. After a full review and consideration of the proposal, the Board determined that the offer was inadequate, and that it was not in the best interests of the Company or its stockholders to proceed with an acquisition of the Company by CPT.

  On January 14, 1997, Mr. Bunting and Timothy R. Duke, the then President and Chief Operating Officer of the Company (and currently its Chief Executive Officer and President), met with Donald G. Smith, the President, Chief Executive Officer and Chairman of the Parent, at the offices of the Parent. The purpose of the meeting was to discuss the possibility of the Parent being a "white knight" in the event that CPT proceeded to attempt a hostile takeover of the Company.

  The Parent retained the services of Ewing Monroe Bemiss & Co. ("Ewing Monroe") to evaluate the possibility of the Parent acquiring the Company and to advise the Board of Directors of the Parent in this regard. After consideration of the factors affecting the Company and the Parent at that time, and in light of the advice of Ewing Monroe, the Board of Directors of the Parent determined to pursue discussions with the Company for the possible acquisition of the Company.

  At the meeting of the Board held on March 5, 1997, Mr. Duke advised the Board that the Parent advised him that it might have an interest in acquiring the Company at a price to be negotiated, but in no event greater than $11.00 per Share.

  In April 1997, based on information from the Parent, Mr. Duke understood that due to the possible entry of new competitors into the Company's markets, the Parent's revised valuation was in the neighborhood of $10.00 per Share. Later in April 1997, Mr. Duke informed Mr. Smith that the Board concluded that it was not in the best interests of the Company's stockholders to enter into a transaction with the Parent given the Parent's suggested valuation. There were no further contacts between the Company and the Parent until June 1998, other than with regard to the Company's purchasing of billets from the Parent.

  At a meeting of the Board held on June 5, 1998, the Board reviewed the operations of the Huntington facility, including the progress of the Company's modernization program, industry trends, potential competitors, various possible strategic alliances, and, in light of the Company's stock trading price at the time the possibility of an unsolicited, inadequate offer to stockholders which could also disrupt the Company's operations and employment levels, and leave the Company unable to serve its customers. The Board authorized Mr. Duke to contact Mr. Smith to ascertain whether the Parent might have an interest in a strategic alliance.

  On June 11, 1998, Mr. Duke and Mr. Smith discussed the possible advantages of a strategic alliance between the Company and the Parent, including that the combined entity would have greater financial strength, that the Company's Huntington facility would have a ready source of billets from the Parent's facility, and that the Parent would have a "built-in" customer for its billets. At the same time, Mr. Smith expressed a concern regarding any strategic alliance with the Company due to the possible entry of new competitors into the Company's markets.

  The Parent again consulted Ewing Monroe to evaluate a possible transaction with the Company and to advise its Board of Directors in this regard.

  On July 20, 1998, the Parent and the Company entered into the Parent Confidentiality Agreement preceding the Parent's review of certain information concerning the Company. Following the execution of this agreement, Mr. Duke and Daniel N. Pickens, a director of the Company and a First Vice President of Janney, kept the directors informed regularly regarding discussions with the Parent and the Parent's representatives.

  On July 28, 1998, Mr. Duke and Mr. Pickens met with Mr. Smith, Mr. A. Hugh Ewing III, President of Ewing Monroe, Ms. Mary Adams Bacon, a Managing Director of Ewing Monroe, and other representatives of the Parent. At the meeting the parties discussed the Company's business, the Parent's business, industry trends, potential competitors, and general parameters and concerns regarding possible terms and conditions of any transaction between the Company and the Parent.

  At a meeting of the Parent's Board of Directors on August 14, 1998, Mr. Ewing and Ms. Bacon made a detailed presentation regarding a possible transaction between the Company and the Parent. After considerable discussion, the Parent's Board of Directors determined to consider the issue further at its regularly scheduled meeting on August 18, 1998. At the meeting on August 18, the Parent's Board of Directors again met with Mr. Ewing and Ms. Bacon and again discussed the transaction under consideration. After a further detailed presentation by management and discussion, including consideration of the possible benefits to the Parent of a combination of the business of the Company and the Parent, the Parent's Board of Directors authorized management to negotiate the terms and conditions for the possible acquisition of the Company.

  At a meeting on August 19, 1998, the Board reviewed and analyzed the discussion of July 28, together with the updated information on the operations of the Huntington facility, including the progress of the Company's modernization program, competitive trends in the industry and the Company's stock price and performance. At the meeting, the Board further discussed the identity and key characteristics of other potential strategic partners. After considerable discussion, the Board authorized Mr. Duke and Mr. Pickens to continue discussions with the Parent.

  On August 24, 1998, Mr. Duke and Mr. Pickens met again with Mr. Smith, Mr. Ewing and Ms. Bacon to review historical and projected performance of the Company and the Parent, strategic opportunities, valuation parameters and terms and conditions of a possible transaction. During the course of these discussions, the representatives of the Company and the Parent discussed certain financial information about the Company which was not publicly available. The information discussed consisted of the following forecasts of the Company's results of operations for the years 1998, 1999 and 2000: Net
Sales: $145.4 million, $172.0 million and $176.3 million, respectively; Earnings Before Interest and Taxes: $13.0 million, $17.3 million and $17.4 million, respectively; Net Income: $6.1 million, $8.2 million and $8.3 million, respectively; and Earnings per Share: $1.02, $1.37 and $1.39, respectively. The foregoing forecasts were prepared by the Company solely for internal use and not for publication or with a view to complying with the published guidelines of the Commission regarding projections or with the AICPA Guide for Prospective Financial Statements and are included in the Offer to Purchase only because they were furnished to Parent. In the course of these discussions, representatives of the Company advised the Parent that the forecasts were prepared assuming that (i) both cost of sales and operating expenses, each as a percentage of sales, would be relatively flat during the three-year period, (ii) there would be growth in the number of tons sold in 1998 and 1999, as well as price increases in these two years, but that both the number of tons sold and the prices at which they were sold would be relatively flat in 2000, and (iii) the average number of fully-diluted shares would be flat during the three-year period. Additionally, the forecasts necessarily reflected numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are inherently uncertain or beyond the Company's control. One cannot predict whether assumptions made in preparing the forecasts will be accurate, and actual results may be materially higher or lower than those contained in the forecasts. The inclusion of this information should not be regarded as an indication that Parent, the Company or anyone who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. Neither the Parent nor the Company makes any representation as to the validity, reasonableness, accuracy or completeness of the forecasts described above and the Company has made no representation to Parent regarding the forecasts described above.

  On September 9, 1998, the Board met to discuss a possible transaction with Parent. The Board reviewed materials prepared by management and by Janney regarding the Company's historical performance, projected financial results, industry trends, stock price history, stock market data, and potential competition. The Board also reviewed the meeting held with the Parent's representatives on August 24, 1998 and authorized further discussion with the Parent.

  On September 11, 1998, Mr. Duke and Mr. Pickens met with Mr. Smith, Mr. Ewing and Ms. Bacon to discuss a possible transaction. At this meeting, Mr. Smith indicated that the Parent was only prepared to proceed with a transaction in which it acquired 100% of the Shares for $11.00 cash. After considerable discussion, Mr. Smith agreed to recommend to the Parent's Board of Directors that the Parent pay a price of $11.50 per Share in cash to acquire the Company. Mr. Smith's willingness to recommend that price to the Parent's Board of Directors was conditioned upon various other issues, including protective devices such as break-up fees, Company options and stockholder lock-ups, completion of due diligence and the negotiation of definitive agreements. At a recess in the meeting, Mr. Duke, Mr. Pickens, Albert W. Eastburn, the Chairman of the Company, and Stephen A. Albert, a director of the Company and a member of Sierchio & Albert, P.C., general counsel to the Company, discussed the proposed sale of the Company via a conference call and concluded that Mr. Duke and Mr. Pickens should continue further discussions with the Parent. Negotiations between the Company and the Parent continued through the day.

  On September 14, 1998, via a conference call, counsel to the Company and counsel to the Parent discussed a possible transaction, including structure, due diligence, and the preparation of documents.

  The Parent's Board of Directors met again on September 15, 1998, and discussed the September 11, 1998 meeting described above. The Parent's Board of Directors authorized the commencement of extensive due diligence activities by the Parent's counsel and consultants and, subject to the results thereof and satisfaction of further conditions of management, the continued negotiation of a possible agreement.

  On September 17, 1998, the Board held a telephonic meeting at which it reviewed the Company's historical and projected results, industry trends, stock market trends, and competitive factors. The Board also analyzed and discussed the proposed purchase price in light of these factors, the Company's stock price, performance and trading volume, and other possible strategic alternatives. The Board approved the Company's retention of Janney as the Company's investment banker with regard to the transaction, and the Company's retention of legal counsel with regard to the transaction. Thereafter, legal counsel advised the Board with respect to certain legal matters, including the Board's fiduciary obligations in connection with any possible sale of the Company. The Board authorized the Company to continue negotiations with Parent.

  On September 29, 1998, the Board held a meeting at which Mr. Duke, Janney and legal counsel reviewed the status of negotiations with the Parent. Legal counsel again advised the Board with respect to certain legal matters and reviewed the principal aspects of the Merger Agreement, including protective devices such as breakup fees, Company options and stockholder lock-ups. Representatives of Janney delivered its oral opinion to the Board as to the fairness of the $11.50 cash consideration to be paid to the holders of the outstanding Shares. The Board then analyzed and discussed the offer, the Merger Agreement and the transactions contemplated thereby in light of the Company's historical performance, projected financial results, industry trends, potential competitors, stock price history and data, other strategic alternatives and various other matters that it considered relevant. Thereafter, the Board unanimously resolved to recommend acceptance of the offer and approval and adoption of the Merger Agreement by the Company's stockholders.

  On October 6, 1998, Parent's Board of Directors met again with representatives of Ewing Monroe to consider the proposed transaction. Based upon the Parent's due diligence investigation, as well as current competitive conditions in the industry and the decline in the Company's stock price, all of which were reviewed and addressed by Mr. Ewing and Ms. Bacon, the Parent's Board of Directors determined not to proceed with consideration of a final written agreement at that time, but did authorize Mr. Smith and other representatives of the Parent to continue due diligence investigations, as well as discussions and negotiations with representatives of the Company, and determined to meet and consider the matter further after additional due diligence and consideration of the financial aspects of the transaction.

  During the following three weeks, discussions continued between the parties and the Parent proceeded with its continuing due diligence investigation. The Parent's Board of Directors met again on October 20, 1998, and considered the status of the ongoing due diligence review and the differential between the trading price of the Company's stock and $11.50. The Board determined to reconvene to make a final decision on whether or not to proceed after management had further discussions with the Company's representatives and concluded other outstanding issues to management's satisfaction.

  On October 26, 1998, Mr. Duke and Mr. Pickens met with Mr. Smith, Mr. Ewing and Ms. Bacon. The parties discussed the results of the Parent's due diligence investigations, including Parent's assessment of the Company's steel manufacturing processes, properties, environmental and related issues, historical financial data (including data released in the Company's Form-10Q for the three months ended September 30, 1998), and the concerns of the Parent raised by recently identified trends in the steel industry, including declining steel prices and increased foreign competition, due in part to an influx of Asian steel into the U.S. market. In addition, the price of the Company's stock had declined by approximately $4.00 per share since the beginning of negotiations in July 1998. The Company's stock was trading at $9.625 per Share on July 25, 1998, and by October 23, 1998, the price per Share had declined to $5.50. The parties also discussed overall declining stock prices of similar corporations throughout the steel industry generally. Although no agreement was reached regarding the possible terms and conditions of a revised transaction at that time, Mr. Smith proposed a revised offer price of $10.00 per Share. The parties discussed the decrease in the proposed offer price in light of the foregoing factors, and finally narrowed their discussion of price to a range of $10.50 to $11.00 per Share. Following the meeting, Mr. Duke reported the results of the meeting to the other Board members, and a meeting of the Board was scheduled for November 2, 1998.

  On November 2, 1998, the Board met to review the proposed transaction in light of all relevant data, including, in particular, industry trends, potential new competition, the operations of the Huntington facility, including the progress of the Company's modernization program, historical and projected results, the Company's stock price history and performance, together with other stock market data and trends, other strategic alternatives available to the Company and the due diligence performed by the Parent. The Board then discussed and analyzed the data, and concluded that a sale of the Company to the Parent at a price of $10.75 per share would achieve for stockholders a value that they would not likely be able to realize in the foreseeable future and, accordingly, would be in the best interests of stockholders. Janney delivered its oral opinion to the Board as to the fairness of a $10.75 price per Share to the stockholders of the Company from a financial point of view. The Board then unanimously resolved to recommend acceptance of an offer of $10.75 per share, should the Parent make such an offer, and directed Mr. Pickens to approach Mr. Ewing regarding the Parent's willingness to enter into such a revised transaction who, in turn, talked to Mr. Smith. Later that day, Mr. Smith indicated that he was prepared to recommend an offer price of $10.75 per share to the Parent's Board of Directors.

  On November 9, 1998, the Board of Directors of the Parent met and considered the offer price of $10.75, and the report of management regarding the further negotiations with the Company. Ewing Monroe delivered its fairness opinion to the Parent's Board of Directors which stated that the Offer Price of $10.75 was, in light of all relevant factors, fair to the Parent from a financial point of view. The Parent's Board of Directors reviewed the fairness opinion, the factors discussed at the October 26 1998 meeting, and the financing commitment letters. Following such discussion, the Parent's Board of Directors unanimously approved the proposed transaction and directed the officers to conclude the negotiations concerning various relevant documents and, upon finalizing such documents, to execute the Merger Agreement. On November 10, 1998, after finalization of the various open issues, including completion of the Commitment Letter, the Merger Agreement, the Stock Option Agreement, the Amendment to the Rights Agreement, the Stock Tender Agreements and related agreements (the "Transaction Documents") were executed and delivered, and the transaction was announced publicly after the closing of trading on November 10, 1998.

  In approving the Offer, the Merger, the Transaction Documents and the transactions contemplated thereby, the Board considered a number of factors, including:

    1. The Board's view that a sale of the Company at this time is in the best interest of the Company and its stockholders in light of: (a) the Company's operating performance; (b) the Company's historical financial results; (c) the likelihood of new competitors in the Company's markets, both foreign and domestic; and, (d) the recent market price and performance of the Common Stock;

    2. That the $10.75 per share cash offer price represents a premium of approximately 68.6% over the closing price for the Shares of $6.375 on the Nasdaq National Market on November 10, 1998, the last trading date prior to the public announcement of the execution of the Merger Agreement, and a value for the Shares that the stockholders are unlikely to otherwise be able to realize in the foreseeable future;

    3. The opinion of Janney presented to the Board on November 2, 1998, and confirmed in writing on November 10, 1998, to the effect that the consideration to be paid to the Company's stockholders in the Offer and the Merger is fair to the stockholders of the Company from a financial point of view; in considering such opinion, the Board was aware that, upon completion of the Merger, Janney becomes entitled to certain fees described in Item 5 below in connection with its engagement by the Company;

    4. The presentation of Janney in connection with such opinion as to various financial and other considerations deemed relevant to the Board's evaluation of the Offer and the Merger, including (i) the terms and conditions of the Merger Agreement; (ii) the business, financial condition, results of operations and prospects of the Company; (iii) the financial terms of certain business combinations that Janney deemed relevant; (iv) selected financial and stock market data for certain other publicly traded companies that Janney deemed relevant; (v) the recent trading history of the Common Stock; and (vi) other financial studies and analyses that Janney deemed appropriate;

    5. The terms and conditions of the Merger Agreement, which the Board views as favorable to the Company's stockholders, including that the Company's stockholders will realize the entire value of the purchase price without the risk of post-closing indemnification obligations;

    6. The Board's ability to withdraw or modify its approval or recommendation of the Offer, the Merger and any of the other transactions contemplated by the Merger Agreement if necessary for the Company Board to comply with its fiduciary duties, and to terminate the Merger Agreement under certain circumstances; and

    7. The Purchaser's execution of the financing commitment and its agreement to conclude the transaction expeditiously and without any financing contingency.

  The foregoing discussion of factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors in reaching their own respective determinations.

  Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer or the Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit 10--Form of Letter to the Stockholders of the Company dated December 3, 1998.

                                   SIGNATURE

  After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 1999                   STEEL OF WEST VIRGINIA, INC.

                                                    /s/ Timothy R. Duke
                                          By: _________________________________
                                                      Timothy R. Duke
                                               President and Chief Executive
                                                          Officer